Exhibit 99.1

UNAUDITED INTERIM CONSOLIDATED INCOME STATEMENT

(in millions of Euros)	Notes	Three months ended June 30, 2019	Three months ended June 30, 2018	Six months ended June 30, 2019	Six months ended June 30, 2018
Revenue	4	1,538	1,474	3,074	2,860
Cost of sales		(1,356)	(1,300)	(2,748)	(2,549)

Gross profit		182	174	326	311

Selling and administrative expenses		(70)	(59)	(138)	(117)
Research and development expenses		(12)	(10)	(24)	(21)
Restructuring costs		(1)	—	(1)	—
Other gains / (losses) – net	6	(30)	24	(14)	(23)

Income from operations		69	129	149	150

Finance costs – net	8	(43)	(40)	(89)	(78)
Share of income / (loss) of joint-ventures	9	—	(9)	5	(12)

Income before income tax		26	80	65	60

Income tax expense	10	(9)	(25)	(24)	(29)

Net income		17	55	41	31

Net income attributable to:
Equity holders of Constellium		16	55	39	31
Non-controlling interests		1	—	2	—

Net income		17	55	41	31

Earnings per share attributable to the equity holders of Constellium

(in Euros per share)	Notes	Three months ended June 30, 2019	Three months ended June 30, 2018	Six months ended June 30, 2019	Six months ended June 30, 2018
Basic	11	0.12	0.41	0.29	0.23
Diluted	11	0.11	0.39	0.28	0.22

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME / (LOSS)

(in millions of Euros)	Notes	Three months ended June 30, 2019	Three months ended June 30, 2018	Six months ended June 30, 2019	Six months ended June 30, 2018
Net income		17	55	41	31
Other comprehensive (loss) / income:
Items that will not be reclassified subsequently to the consolidated income statement
Remeasurement on post-employment benefit obligations	21	(34)	2	(62)	27
Income tax on remeasurement on post-employment benefit obligations		8	(1)	15	(7)
Items that may be reclassified subsequently to the consolidated income statement
Cash flow hedges	20	2	(23)	(5)	(14)
Net investment hedges	20	5	—	4	—
Income tax on hedges		—	8	2	5
Currency translation differences		(6)	4	(1)	1

Other comprehensive (loss) / income		(25)	(10)	(47)	12

Total comprehensive (loss) / income		(8)	45	(6)	43

Attributable to:
Equity holders of Constellium		(9)	45	(8)	43
Non-controlling interests		1	—	2	—

Total comprehensive (loss) / income		(8)	45	(6)	43

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in millions of Euros)	Notes	At June 30, 2019	At December 31, 2018
Assets
Current assets
Cash and cash equivalents	12	213	164
Trade receivables and other	13	630	587
Inventories	14	713	660
Other financial assets	19	19	30

		1,575	1,441

Non-current assets
Property, plant and equipment	15	1,981	1,666
Goodwill	16	447	422
Intangible assets	16	68	70
Investments accounted for under the equity method		1	1
Deferred income tax assets		155	163
Trade receivables and other	13	67	64
Other financial assets	19	7	74

		2,726	2,460

Total Assets		4,301	3,901

Liabilities
Current liabilities
Trade payables and other	17	1,120	968
Borrowings	18	162	57
Other financial liabilities	19	44	60
Income tax payables		9	8
Provisions	22	22	46

		1,357	1,139

Non-current liabilities
Trade payables and other	17	28	27
Borrowings	18	2,216	2,094
Other financial liabilities	19	25	29
Pension and other post-employment benefit obligations	21	672	610
Provisions	22	95	94
Deferred income tax liabilities		21	22

		3,057	2,876

Total Liabilities		4,414	4,015

Equity
Share capital	24	3	3
Share premium	24	420	420
Retained deficit and other reserves		(546)	(545)

Equity attributable to equity holders of Constellium		(123)	(122)
Non-controlling interests		10	8

Total Equity		(113)	(114)

Total Equity and Liabilities		4,301	3,901

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in millions of Euros)	Share capital	Share premium	Re- measurement	Cash flow and net investment hedges	Foreign currency translation reserve	Other reserves	Retained losses	Total Equity holders of Constellium	Non- controlling interests	Total equity
At January 1, 2019	3	420	(129)	(8)	3	37	(448)	(122)	8	(114)

Net income	—	—	—	—	—	—	39	39	2	41
Other comprehensive (loss) / income	—	—	(47)	1	(1)	—	—	(47)	—	(47)

Total comprehensive (loss) / income	—	—	(47)	1	(1)	—	39	(8)	2	(6)

Transactions with equity holders Share-based compensation	—	—	—	—	—	7	—	7	—	7

Transactions with non-controlling interests	—	—	—	—	—	—	—	—	—	—

At June 30, 2019	3	420	(176)	(7)	2	44	(409)	(123)	10	(113)

(in millions of Euros)	Share capital	Share premium	Re- measurement	Cash flow and net investment hedges	Foreign currency translation reserve	Other reserves	Retained losses	Total Equity holders of Constellium	Non- controlling interests	Total equity
At January 1, 2018	3	420	(147)	13	(7)	25	(634)	(327)	8	(319)

Change in accounting policies	—	—	—	—	—	—	(2)	(2)	—	(2)

At January 1, 2018 restated	3	420	(147)	13	(7)	25	(636)	(329)	8	(321)

Net income	—	—	—	—	—	—	31	31	—	31
Other comprehensive income / (loss)	—	—	20	(9)	1	—	—	12	—	12

Total comprehensive income / (loss)	—	—	20	(9)	1	—	31	43	—	43

Transactions with equity holders Share-based compensation	—	—	—	—	—	6	—	6	—	6

Transactions with non-controlling interests	—	—	—	—	—	—	—	—	—	—

At June 30, 2018	3	420	(127)	4	(6)	31	(605)	(280)	8	(272)

(in millions of Euros)	Share capital	Share premium	Re- measurement	Cash flow and net investment hedges	Foreign currency translation reserve	Other reserves	Retained losses	Total Equity holders of Constellium	Non- controlling interests	Total equity
At January 1, 2018	3	420	(147)	13	(7)	25	(634)	(327)	8	(319)

Change in accounting policies	—	—	—	—	—	—	(2)	(2)	—	(2)

At January 1, 2018 restated	3	420	(147)	13	(7)	25	(636)	(329)	8	(321)

Net income	—	—	—	—	—	—	188	188	2	190
Other comprehensive income / (loss)	—	—	18	(21)	10	—	—	7	—	7

Total comprehensive income / (loss)	—	—	18	(21)	10	—	188	195	2	197

Transactions with equity holders Share-based compensation	—	—	—	—	—	12	—	12	—	12

Transactions with non-controlling interests	—	—	—	—	—	—	—	—	(2)	(2)

At December 31, 2018	3	420	(129)	(8)	3	37	(448)	(122)	8	(114)

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

		Six months	Six months
		ended	ended
(in millions of Euros)	Notes	June 30, 2019	June 30, 2018
Net income		41	31
Adjustments:
Depreciation and amortization	15, 16	117	90
Finance costs – net	8	89	78
Income tax expense	10	24	29
Share of (income) / loss of joint-ventures	9	(5)	12
Unrealized (gains) / losses on derivatives – net and from remeasurement of monetary assets and liabilities – net		(17)	41
Losses on disposal	6	2	4
Other – net		6	5
Interest paid		(78)	(60)
Income tax paid		(11)	(11)
Change in trade working capital:
Inventories		24	(94)
Trade receivables		(29)	(196)
Trade payables		104	108
Margin calls		5	—
Change in provisions and pension obligations		(15)	(11)
Other working capital		3	(32)

Net cash flows from / (used in) operating activities		260	(6)

Purchases of property, plant and equipment	5	(130)	(97)
Acquisitions of subsidiaries, net of cash acquired	3	(83)	—
Proceeds from disposals, net of cash		1	—
Equity contributions and loans to joint-ventures		—	(13)
Other investing activities		(4)	6

Net cash flows used in investing activities		(216)	(104)

Proceeds from revolving credit facilities and other loans	18	76	10
Payment of lease liabilities	18	(70)	(7)
Transactions with non-controlling interests		(2)	—
Other financing activities		—	4

Net cash flows from financing activities		4	7

Net increase / (decrease) in cash and cash equivalents		48	(103)
Cash and cash equivalents – beginning of period		164	269
Effect of exchange rate changes on cash and cash equivalents		1	—

Cash and cash equivalents – end of period	12	213	166

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

NOTE 1 - GENERAL INFORMATION

Constellium is a global leader in the design and manufacture of a broad range of innovative specialty rolled and extruded aluminium products, serving primarily the packaging, aerospace and automotive end-markets. The Group has a strategic footprint of manufacturing facilities located in North America, Europe and China and operates 26 production facilities, 3 administrative centers and 3 R&D centers. The Group has approximately 13,000 employees.

On June 28, 2019, the Company changed its legal form from Naamloze Vennootschap (N.V.) to Societas Europaea (SE) and its name from Constellium N.V. to Constellium SE.

Constellium is a public company with limited liability. The business address (head office) of Constellium SE is Tupolevlaan 41-61, 1119 NW Schiphol-Rijk, the Netherlands.

Unless the context indicates otherwise, when we refer to “we”, “our”, “us”, “Constellium”, the “Group” and the “Company” in this document, we are referring to Constellium SE and its subsidiaries.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1 Statement of compliance

The Unaudited Condensed Interim Consolidated Financial Statements present the Unaudited Interim Consolidated Income Statement, Statement of Comprehensive Income / (Loss) and Statement of Cash Flows for the six months ended June 30, 2019 and 2018; and the Unaudited Interim Consolidated Statement of Financial Position and Changes in Equity as at June 30, 2019 and December 31, 2018. They are prepared in accordance with IAS 34, ‘Interim Financial Reporting’ and with generally accepted accounting principles under International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The Unaudited Condensed Interim Consolidated Financial Statements do not include all the information and disclosures required in the Consolidated Financial Statements. They should be read in conjunction with the Group’s Consolidated Financial Statements for the year ended December 31, 2018, which were approved by the Board of Directors on March 11, 2019.

These Unaudited Condensed Interim Consolidated Financial Statements were approved by management on July 22, 2019.

2.2 Basis of preparation

In accordance with IAS 1, ‘Presentation of Financial Statements’, the Unaudited Condensed Interim Consolidated Financial Statements are prepared on the assumption that Constellium is a going concern and will continue in operation for the foreseeable future. The Group’s forecasts and projections, taking account of reasonably possible changes in trading performance, including an assessment of the current macroeconomic environment, indicate that the Group should be able to operate within the level of its current facilities and related covenants. Management considers that the going concern assumption is not invalidated by Constellium’s negative equity as at June 30, 2019.

The accounting policies adopted in the preparation of the Unaudited Condensed Interim Consolidated Financial Statements are consistent with those followed in the preparation of the Group’s Consolidated Financial Statements for the year ended December 31, 2018, except for the application of the effective tax rate in accordance with IAS 34 ‘Interim Financial Reporting’ and for the adoption of new standards effective as of January 1, 2019.

2.3 Application of new and revised IFRS

The Group has applied, for the first time, IFRS 16 - Leases and IFRIC 23 - Uncertainty over Income Tax treatment. As required by IAS 34, the nature and effect of these changes are disclosed below.

Several other amendments and interpretations apply for the first time in 2019, but do not have any impact on the Unaudited Condensed Interim Consolidated Financial Statements of the Group. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

IFRS 16 Leases

IFRS 16 - Leases deals with principles for the recognition, measurement, presentation and disclosures of leases. The standard provides an accounting model, requiring a lessee to recognize assets and liabilities for eligible leases.

Right-of-use assets

The Group recognizes right-of-use assets at the commencement date of the lease. Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and are adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Unless the Group is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. Right-of-use assets are subject to impairment.

Lease liabilities

At the commencement date of the lease, the Group recognizes a lease liability measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments less any lease incentive receivables, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating a lease, if the lease term reflects the Group exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expense in the period in which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Group uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced by the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

Short-term leases and leases of low-value assets

The Group applies the short-term lease recognition exemption to leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option. The Group also applies the low-value asset recognition exemption to leases of assets with a value below €5,000. Lease payments on short-term leases and low-value asset leases are recognized as expense on a straight-line basis over the lease term.

The standard replaced IAS 17 - Leases and is effective for accounting periods beginning on or after January 1, 2019. The Group adopted IFRS 16 retrospectively with the cumulative effect of initially applying the standard recognized at the initial date of application. The Group elected to apply the practical expedients for low-value assets, short-term leases and lease and non-lease components as a single component. In addition, the Group elected for the relief provision of IFRS 16 and did not apply IFRS 16 to contracts that were not previously identified as containing a lease under IAS 17 and IFRIC 4.

The Group recognized right-of-use assets for €102 million and corresponding lease liabilities previously accounted for as operating leases for €102 million on January 1, 2019, excluding initial direct costs, based on an average incremental borrowing rate of 7.6% and no cumulative effect adjustment to the opening balance of retained earnings was recognized.

	Carrying amount		Carrying amount
(in millions of Euros)	December 31, 2018	IFRS 16 impact	January 1, 2019
Property, plant and equipment	1,666	102	1,768
Borrowings	(2,151)	(102)	(2,253)

As of December 31, 2018, commitments for leases previously accounted for as operating leases amounted to €133 million. The difference compared to the lease liabilities recognized as of January 1, 2019 is primarily explained by the impact of discounting and the recognition of short-term leases and low-value leases on a straight-line basis as expense, partially offset by adjustments as a result of extension options.

IFRIC 23 Uncertainty over Income Tax treatment

This interpretation provides guidance on how to determine an entity’s taxable result where there is uncertainty over whether tax positions taken by an entity will be accepted by the tax authority. The recognition criteria shall be based on the assessment of whether the tax authority will accept a tax treatment, on a more-likely-than-not basis, assuming that the tax authority has full knowledge of all relevant information. Uncertain tax positions recognized shall be measured using either (i) the most likely amount between two possible outcomes or (ii) the weighted average amount of several possible outcomes (expected value), depending on which is thought to give a better prediction of the resolution of the uncertainty.

The Group adopted IFRIC 23 using the cumulative effect method of adoption at the date of initial application. There was no cumulative effect adjustment to the opening balance of retained earnings as of January 1, 2019.

The adoption of IFRIC 23 resulted in the reclassification of €20 million from Provisions to Income tax payable and reduction of Deferred income tax assets and current tax receivables.

2.4 Presentation of the operating performance of each operating segment and of the Group

In accordance with IFRS 8 - Operating Segments, operating segments are based upon the product lines, markets and industries served, and are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (“CODM”). The CODM, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer.

Constellium’s CODM measures the profitability and financial performance of its operating segments based on Adjusted EBITDA as it illustrates the underlying performance of continuing operations by excluding certain non-recurring and non-operating items. Adjusted EBITDA is defined as income / (loss) from continuing operations before income taxes, results from joint ventures, net finance costs, other expenses and depreciation and amortization as adjusted to exclude restructuring costs, impairment charges, unrealized gains or losses on derivatives and on foreign exchange differences on transactions that do not qualify for hedge accounting, metal price lag, share-based compensation expense, effects of certain purchase accounting adjustments, start-up and development costs or acquisition, integration and separation costs, certain incremental costs and other exceptional, unusual or generally non-recurring items.

2.5 Principles governing the preparation of the Unaudited Condensed Interim Consolidated Financial Statements

The following table summarizes the principal exchange rates used for the preparation of the Unaudited Condensed Interim Consolidated Financial Statements of the Group:

		Six months ended		Six months ended	At December 31,
		June 30, 2019	At June 30, 2019	June 30, 2018	2018
Foreign exchange rate for 1 Euro		Average rate	Closing rate	Average rate	Closing rate
U.S. Dollars	USD	1.1297	1.1380	1.2097	1.1450
Swiss Francs	CHF	1.1294	1.1105	1.1696	1.1269
Czech Koruna	CZK	25.6842	25.4470	25.4992	25.7240

Presentation of financial statements

The Unaudited Condensed Interim Consolidated Financial Statements are presented in millions of Euros, except Earnings per share in Euros. Certain reclassifications may have been made to prior year amounts to conform to the current year presentation.

Seasonality of operations

Due to the seasonal nature of the Group’s operations, the Group would typically expect higher revenues and operating profits in the first half of the year compared to the second half.

2.6 Judgments in applying accounting policies and key sources of estimation uncertainty

The preparation of the Unaudited Condensed Interim Consolidated Financial Statements requires the Group to make estimates, judgments and assumptions that may affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in the Unaudited Condensed Interim Consolidated Financial Statements.

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The resulting accounting estimates will, by definition, rarely be equal to the related actual results. Actual results may differ significantly from these estimates, the effect of which is recognized in the period in which the facts that give rise to the revision become known.

In preparing these Unaudited Condensed Interim Consolidated Financial Statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were those applied to the Consolidated Financial Statements at, and for the year ended December 31, 2018. In addition, in accordance with IAS 34, the Group applied, in the preparation of these Unaudited Condensed Interim Consolidated Financial Statements, a projected tax rate for the full year of 2019.

NOTE 3 - ACQUISITION OF CONSTELLIUM BOWLING GREEN

The acquisition of 49% of Constellium-UACJ ABS LLC was completed on January 10, 2019, strengthening our position in the North American Auto Body Sheet market. The entity was renamed Constellium Bowling Green and is fully consolidated in 2019.

Constellium is estimating, on a preliminary basis, the provisional fair values as of January 10, 2019 of the assets acquired and liabilities assumed. These estimated fair values are subject to change, for a maximum 12-month period from the acquisition date, based upon management’s final determination of the assets acquired and liabilities assumed.

The following table reflects the goodwill arising as a result of the preliminary allocation of purchase price to the Bowling Green assets acquired and liabilities assumed as of January 10, 2019:

Estimated Fair
(in millions of Euros)	Value
Cash and cash equivalents	4
Trade receivables and other	49
Inventories	74
Property, plant and equipment	165
Deferred tax assets	1
Trade payables and other	(43)
Borrowings	(75)

Net asset acquired at fair value	175

Preliminary Goodwill	22

Total Consideration	197

Total consideration includes €87 million of cash consideration paid for the 49% stake in Constellium-UACJ ABS LLC, €72 million for the fair value of Constellium’s previously held interest in Constellium-UACJ ABS LLC and €38 million of preexisting trade receivables with Constellium-UACJ ABS LLC.

Property, plant and equipment, Inventories, Provisions and Borrowings have been remeasured at fair value. The €22 million of goodwill is the result of expected synergies and will be amortized over 15 years for tax purposes.

Considering the industries served, its major customers and product lines, Bowling Green and its related assets and liabilities are included in the Packaging and Automotive Rolled Products (P&ARP) operating segment.

Acquisition costs were recognized as expenses in Other gains / (losses) – net in the Unaudited Interim Consolidated Income Statement (€1 million in 2019).

NOTE 4 - REVENUE

Disaggregation of revenue

The following table presents our revenue by product line:

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
(in millions of Euros)	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
Packaging rolled products	568	589	1,116	1,125
Automotive rolled products	209	163	439	318
Specialty and other thin-rolled products	42	47	90	92
Aerospace rolled products	224	197	429	376
Transportation, Industry and other rolled products	148	148	310	300
Automotive extruded products	199	178	387	347
Other extruded products	148	148	303	296
Other	—	4	—	6

Total Revenue	1,538	1,474	3,074	2,860

The following table presents our revenue by destination of shipment:

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
(in millions of Euros)	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
France	154	152	306	302
Germany	339	349	678	700
United Kingdom	49	39	99	83
Switzerland	18	26	38	43
Other Europe	286	270	555	514
United States	600	485	1,164	928
Canada	9	28	27	49
Asia and Other Pacific	68	76	137	143
All Other	15	49	70	98

Total Revenue	1,538	1,474	3,074	2,860

Revenue is recognized at a point in time, except for certain products representing less than 1% of total revenue with no alternative use for which we have a right to payment.

NOTE 5 - OPERATING SEGMENT INFORMATION

Management has defined Constellium’s operating segments based upon the product lines, markets and industries it serves, and prepares and reports operating segment information to Constellium’s chief operating decision maker (CODM) (see NOTE 2 – Summary of Significant Accounting Policies) on that basis.

5.1 Segment Revenue

	Three months ended			Three months ended			Six months ended			Six months ended
		June 30, 2019			June 30, 2018			June 30, 2019			June 30, 2018
		Inter			Inter			Inter			Inter
	Segment	segment	External	Segment	segment	External	Segment	segment	External	Segment	segment	External
(in millions of Euros)	revenue	elimination	revenue	revenue	elimination	revenue	revenue	elimination	revenue	revenue	elimination	revenue
P&ARP	821	(2)	819	801	(2)	799	1,649	(4)	1,645	1,539	(4)	1,535
A&T	383	(11)	372	356	(11)	345	761	(22)	739	699	(23)	676
AS&I	347	—	347	327	(1)	326	691	(1)	690	644	(1)	643
Holdings & Corporate(A)	—	—	—	4	—	4	—	—	—	6	—	6

Total	1,551	(13)	1,538	1,488	(14)	1,474	3,101	(27)	3,074	2,888	(28)	2,860

(A)	In 2018, Holdings & Corporate segment included revenues from supplying metal to third parties.

5.2 Segment Adjusted EBITDA and reconciliation of Adjusted EBITDA to Net Income

		Three months	Three months	Six months	Six months
		ended	ended	ended	ended
(in millions of Euros)	Notes	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
P&ARP		79	75	138	127
A&T		64	47	116	83
AS&I		30	39	59	75
Holdings & Corporate		(6)	(6)	(11)	(9)

Adjusted EBITDA		167	155	302	276

Metal price lag (A)		(13)	20	(31)	24
Start-up and development costs (B)		(3)	(5)	(5)	(9)
Bowling Green one-time costs related to the acquisition (C)		—	—	(6)	—
Share-based compensation costs		(4)	(3)	(7)	(6)
Depreciation and amortization	15, 16	(60)	(46)	(117)	(90)
Restructuring costs		(1)	—	(1)	—
Unrealized (losses) / gains on derivatives	6	(14)	11	17	(43)
Unrealized exchange (losses) / gains from the remeasurement of monetary assets and liabilities – net	6	(1)	—	—	1
Losses on disposals	6	(1)	(3)	(2)	(4)
Other		(1)	—	(1)	1

Income from operations		69	129	149	150

Finance costs - net	8	(43)	(40)	(89)	(78)
Share of income / (loss) of joint-ventures		—	(9)	5	(12)

Income before income tax		26	80	65	60

Income tax expense	10	(9)	(25)	(24)	(29)

Net income		17	55	41	31

(A)

Metal price lag represents the financial impact of the timing difference between when aluminium prices included within Constellium Revenues are established and when aluminium purchase prices included in Cost of sales are established. The Group accounts for inventory using a weighted average price basis and this adjustment aims to remove the effect of volatility in LME prices. The calculation of the Group metal price lag adjustment is based on an internal standardized methodology calculated at each of Constellium’s manufacturing sites and is primarily calculated as the average value of product recorded in inventory, which approximates the spot price in the market, less the average value transferred out of inventory, which is the weighted average of the metal element of cost of sales, based on the quantity sold in the period.

(B)	For the six months ended June 30, 2019 and 2018, start-up and development costs include €5 million and €9 million respectively, related to new projects in our AS&I operating segment.
(C)	For the six months ended June 30, 2019, Bowling Green one-time costs related to the acquisition include the non-cash reversal of the inventory step-up.

5.3 Segment capital expenditures

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
(in millions of Euros)	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
P&ARP	(23)	(17)	(44)	(30)
A&T	(16)	(10)	(29)	(23)
AS&I	(31)	(22)	(56)	(42)
Holdings & Corporate	(1)	(1)	(1)	(2)

Capital expenditures	(71)	(50)	(130)	(97)

5.4 Segment assets

Segment assets are comprised of total assets of Constellium by segment, less deferred income tax assets, cash and cash equivalents and other financial assets.

(in millions of Euros)	At June 30, 2019	At December 31, 2018
P&ARP	2,008	1,791
A&T	861	831
AS&I	694	544
Holdings & Corporate	344	304

Segment assets	3,907	3,470

Unallocated:
Deferred income tax assets	155	163
Cash and cash equivalents	213	164
Other financial assets	26	104

Total Assets	4,301	3,901

NOTE 6 - OTHER GAINS / (LOSSES) – NET

(in millions of Euros)	Notes	Three months ended June 30, 2019	Three months ended June 30, 2018	Six months ended June 30, 2019	Six months ended June 30, 2018
Realized (losses) / gains on derivatives (A)		(14)	15	(28)	22
Unrealized (losses) / gains on derivatives at fair value through profit and loss – net (A)	5	(14)	11	17	(43)
Unrealized exchange (losses) / gains from the remeasurement of monetary assets and liabilities – net	5	(1)	—	—	1
Losses on disposal	5	(1)	(3)	(2)	(4)
Other		—	1	(1)	1

Total other gains / (losses) – net		(30)	24	(14)	(23)

(A)

Realized gains and losses are related to derivatives entered into with the purpose of mitigating exposure to volatility in foreign currencies and commodity prices. Unrealized gains and losses are related to derivatives that do not qualify for hedge accounting.

NOTE 7 - CURRENCY GAINS / (LOSSES)

Currency gains and losses, which are included in Income from operations, are as follows:

(in millions of Euros)	Notes	Three months ended June 30, 2019	Three months ended June 30, 2018	Six months ended June 30, 2019	Six months ended June 30, 2018
Included in Revenue	20	(1)	1	(2)	3
Included in Cost of sales		—	2	—	—
Included in Other (losses) / gains – net		(1)	3	4	3

Total		(2)	6	2	6

Realized exchange (losses) / gains on foreign currency derivatives – net	20	—	(1)	1	1
Unrealized (losses) / gains on foreign currency derivatives – net	20	(1)	4	1	3
Exchanges (losses) / gains from the remeasurement of monetary assets and liabilities – net		(1)	3	—	2

Total		(2)	6	2	6

See NOTE 19 - Financial Instruments and NOTE 20 - Financial Risk Management for further information regarding the Company’s foreign currency derivatives and hedging activities.

NOTE 8 - FINANCE COSTS – NET

(in millions of Euros)	Three months ended June 30, 2019	Three months ended June 30, 2018	Six months ended June 30, 2019	Six months ended June 30, 2018
Interest received	—	1	—	3
Finance income	—	1	—	3
Interest expense on borrowings (A)	(30)	(30)	(62)	(58)
Expenses on factoring arrangements	(5)	(5)	(10)	(9)
Interest expense on lease liabilities	(4)	(1)	(7)	(2)
Realized and unrealized (losses) / gains on debt derivatives at fair value (B)	(4)	23	5	16
Realized and unrealized exchange gains / (losses) on financing activities – net (B)	6	(22)	—	(11)
Interest cost on pension and other benefits	(4)	(4)	(8)	(8)
Other finance expenses (C)	(2)	(2)	(8)	(11)
Capitalized borrowing costs (D)	—	—	1	2

Finance expense	(43)	(41)	(89)	(81)

Finance costs – net	(43)	(40)	(89)	(78)

(A)

For the six months ended June 30, 2019, the Group incurred mainly (i) €58 million of interest related to Constellium SE Senior Notes and (ii) €4 million of interest expense and fees related to our North American ABL Facility (“Pan-US ABL”). For the six months ended June 30, 2018, the Group incurred (i) €56 million of interest related to Constellium SE Senior Notes; and (ii) €2 million of interest expense and fees related to the Pan-US ABL Facility.

(B)

The Group hedges the dollar exposure relating to the principal of its Constellium SE U.S. Dollar Senior Notes, for the portion that has not been used to finance directly or indirectly U.S. Dollar functional currency entities. Changes in the fair value of these hedging derivatives are recognized within Finance costs—net in the Unaudited Interim Consolidated Income Statement and largely offset the unrealized results related to Constellium SE U.S. Dollar Senior Notes revaluation.

(C)	For the six months ended June 30, 2018, other finance expenses include a €6 million net loss resulting from the modification of our loan to Constellium-UACJ ABS LLC in February 2018.
(D)

Borrowing costs directly attributable to the construction of assets are capitalized. The capitalization rate used for the six months ended June 30, 2019 was 6% (6% for the six months ended June 30, 2018).

NOTE 9 - SHARE OF INCOME / (LOSS) OF JOINT VENTURES

The acquisition of 49% of Constellium-UACJ ABS LLC was completed on January 10, 2019 and the entity is fully consolidated since the acquisition date. The remeasurement of the 51% previously held equity interest in Constellium-UACJ ABS LLC at the acquisition date resulted in the recognition of a €5 million profit presented in Share of income / (loss) of joint ventures in the Unaudited Interim Consolidated Income Statement.

At June 30, 2018, Constellium-UACJ ABS LLC was accounted for under the Equity method. The information presented hereafter reflects the amounts included in the Unaudited Interim Consolidated Income Statement for the three months and six months ended June 30, 2018 of the relevant entity in accordance with the Group accounting principles and not the Company’s share of those amounts:

(in millions of Euros)	Three months ended June 30, 2018	Six months ended June 30, 2018
Revenue	72	118
Cost of sales	(82)	(141)
Selling and administrative expenses	(2)	(5)

Loss from operations	(12)	(28)

Finance costs (A)	(5)	4

Net loss	(17)	(24)

(A)	Finance costs include a €12 million gain related to the shareholders’ loan modification for the six months ended June 30, 2018.

NOTE 10 - INCOME TAX

Income tax expense is recognized based on the best estimate of the weighted average annual income tax rate expected for the full year. The tax rate applied as at June 30, 2019 is impacted by non-recurring transactions and is subject to country mix effect.

NOTE 11 - EARNINGS PER SHARE

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
(in millions of Euros)	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
Earnings attributable to equity holders of the parent used to calculate basic and diluted earnings per share	16	55	39	31

Number of shares attributable to equity holders of Constellium

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
(number of shares)	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
Weighted average number of ordinary shares used to calculate basic earnings per share	136,700,491	134,562,177	136,344,030	134,517,869
Effect of other dilutive potential ordinary shares(A)	3,620,938	4,471,455	4,005,235	4,515,005

Weighted average number of ordinary shares used to calculate diluted earnings per share	140,321,429	139,033,632	140,349,265	139,032,874

(A)	Dilutive potential new ordinary shares to be issued are part of Share-based compensation plans.

Earnings per share attributable to the equity holders of Constellium

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
(in Euro per share)	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
Basic	0.12	0.41	0.29	0.23
Diluted	0.11	0.39	0.28	0.22

NOTE 12 - CASH AND CASH EQUIVALENTS

	At June 30,	At December 31,
(in millions of Euros)	2019	2018
Cash in bank and on hand	213	164

Total Cash and cash equivalents	213	164

At June 30, 2019, cash in bank and on hand includes a total of €21 million held by subsidiaries that operate in countries where capital control restrictions prevent the balances from being immediately available for general use by the other entities within the Group (€18 million at December 31, 2018).

NOTE 13 - TRADE RECEIVABLES AND OTHER

Trade receivables and other are comprised of the following:

	At June 30, 2019		At December 31, 2018
(in millions of Euros)	Non-current	Current	Non-current	Current
Trade receivables – gross	—	523	—	483
Impairment	—	(2)	—	(2)

Total Trade receivables – net	—	521	—	481

Income tax receivables	27	44	28	43
Other taxes	—	26	—	33
Contract assets	30	1	28	2
Prepaid expenses	—	16	1	12
Other	10	22	7	16

Total Other receivables	67	109	64	106

Total Trade receivables and Other	67	630	64	587

13.1	Contract assets

	At June 30, 2019		At December 31, 2018
(in millions of Euros)	Non-current	Current	Non-current	Current
Unbilled tooling costs	29	—	26	—
Other	1	1	2	2

Total Contract assets	30	1	28	2

13.2 Aging

The aging of total trade receivables - net is as follows:

	At June 30,	At December 31,
(in millions of Euros)	2019	2018
Not past due	499	453
1 - 30 days past due	19	23
31 - 60 days past due	1	2
61 - 90 days past due	1	2
Greater than 91 days past due	1	1

Total Trade receivables - net	521	481

Impairment allowance

Revisions to the impairment allowance arising from changes in estimates are included as either an additional allowance or recoveries. An allowance of €0.1 million was recognized during the six months ended June 30, 2019 (€0.4 million allowance reversed during the six months ended June 30, 2018).

None of the other amounts included in Other receivables were deemed to be impaired.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable shown above. The Group does not hold any collateral from its customers or debtors as security.

13.3 Currency concentration

The composition of the carrying amounts of total Trade receivables—net by currency is shown in Euro equivalents as follows:

	At June 30,	At December 31,
(in millions of Euros)	2019	2018
Euro	230	177
U.S. Dollar	271	284
Swiss franc	7	4
Other currencies	13	16

Total Trade receivables – net	521	481

13.4 Factoring arrangements

The Group factors trade receivables in France by entering into factoring agreements with a third party for a maximum capacity of €235 million. This agreement matures on October 29, 2021.

The Group factors trade receivables in Germany, Switzerland and the Czech Republic by entering into factoring agreements with a third party for a maximum capacity of €150 million. This agreement matures on October 29, 2021. In addition, the Group sells receivables from one of its German customers under an uncommitted factoring facility whereby receivables sold are confirmed by the customer.

Constellium Automotive USA entered into a factoring agreement that provides for the sale of specific trade receivables up to a maximum capacity of $33 million. This agreement matures on December 11, 2019.

Muscle Shoals entered into a factoring agreement that provides for the sale of specific trade receivables up to a maximum capacity of $375 million. The agreement matures on January 24, 2020.

Under the Group’s factoring agreements, most of the trade receivables are sold without recourse. Where the Group has transferred substantially all the risks and rewards of ownership of the receivables, the receivables are derecognized. Some remaining receivables do not qualify for derecognition under IFRS 9 - Financial Instruments, as the Group retains substantially all the associated risks and rewards.

Under the agreements, at June 30, 2019, the total carrying amount of the original assets factored is €631 million (December 31, 2018: €601 million) of which:

•

€471 million (December 31, 2018: €446 million) have been derecognized from the Unaudited Interim Consolidated Statement of Financial Position as the Group transferred substantially all of the associated risks and rewards to the factor;

•	€160 million (December 31, 2018: €155 million) were recognized on the Unaudited Interim Consolidated Statement of Financial Position.

There was no debt due to the factor relating to trade receivables sold at June 30, 2019 and December 31, 2018.

Covenants

The factoring arrangements contain certain customary affirmative and negative covenants, including some relating to the administration and collection of the assigned receivables, the terms of the invoices and the exchange of information, but do not contain maintenance financial covenants.

The commitment of the factor to buy receivables under the Muscle Shoals factoring agreement is subject to maintaining certain credit ratings.

The Group was in compliance with all applicable covenants at June 30, 2019 and December 31, 2018.

NOTE 14 - INVENTORIES

	At June 30,	At December 31,
(in millions of Euros)	2019	2018
Finished goods	186	165
Work in progress	346	347
Raw materials	137	112
Stores and supplies	75	67
Inventories write-down	(31)	(31)

Total Inventories	713	660

Constellium records inventories at the lower of cost and net realizable value. Any change in the net realizable value adjustment on inventories is included in Cost of sales in the Unaudited Interim Consolidated Income Statement.

NOTE 15 - PROPERTY, PLANT AND EQUIPMENT

		Land and		Machinery and	Construction
(in millions of Euros)	Note	Property Rights	Buildings	Equipment	Work in Progress	Other	Total
Net balance at December 31, 2018		18	217	1,227	194	10	1,666
IFRS 16 application		—	82	17	—	3	102
Net balance at January 1, 2019		18	299	1,244	194	13	1,768
Property, plant and equipment acquired through business combination	3	—	40	120	4	1	165
Additions		—	14	40	99	1	154
Disposals		—	—	(2)	—	—	(2)
Depreciation expense		—	(12)	(95)	—	(5)	(112)
Transfer during the period		—	4	65	(72)	2	(1)
Effects of changes in foreign exchange rates		—	2	6	1	—	9

Net balance at June 30, 2019		18	347	1,378	226	12	1,981

Cost		34	492	2,236	232	40	3,034
Less accumulated depreciation and impairment		(16)	(145)	(858)	(6)	(28)	(1,053)

Net balance at June 30, 2019		18	347	1,378	226	12	1,981

Right-of-use assets

Right of use assets have been included within the same line item as that within which the corresponding underlying assets would be presented if they were owned.

		Machinery and
(in millions of Euros)	Buildings	Equipment	Other	Total
Net balance at December 31, 2018	24	53	—	77
IFRS 16 application	82	17	3	102

Net balance at January 1, 2019 (A)	106	70	3	179

Additions	13	13	1	27
Disposals	—	—	—	—
Depreciation expense	(5)	(8)	(1)	(14)
Effects of changes in foreign exchange rates	1	—	—	1

Net balance at June 30, 2019	115	75	3	193

Cost	127	109	4	240
Less accumulated depreciation and impairment	(12)	(34)	(1)	(47)

Net balance at June 30, 2019	115	75	3	193

(A)

The IFRS 16 application included assets acquired through finance leases reclassified as right-of-use assets of €77 million and operating leases recognized as right-of-use assets of €102 million as of January 1, 2019.

The total expense relating to short-term leases, low value leases and variable leases still recognized as operating expenses was €7 million for the six months ended June 30, 2019.

NOTE 16 - INTANGIBLE ASSETS (INCLUDING GOODWILL)

								Total intangible
				Computer	Customer	Work in		assets (excluding
(in millions of Euros)	Notes	Goodwill	Technology	Software	relationships	Progress	Other	goodwill)
Net balance at January 1, 2019		422	22	18	15	13	2	70
Intangible assets acquired through	3	22	—	—	—	—	—	—
business combination
Additions		—	—	—	—	1	—	1
Amortization expense		—	(2)	(3)	—	—	—	(5)
Transfer during the period		—	—	1	—	—	—	1
Effects of changes in foreign exchange rates		3	1	—	—	—	—	1

Net balance at June 30, 2019		447	21	16	15	14	2	68

Cost		447	85	67	40	14	2	208
Less accumulated amortization and impairment		—	(64)	(51)	(25)	—	—	(140)

Net balance at June 30, 2019		447	21	16	15	14	2	68

NOTE 17 - TRADE PAYABLES AND OTHER

	At June 30, 2019		At December 31, 2018
(in millions of Euros)	Non-current	Current	Non-current	Current
Trade payables	—	838	—	685
Fixed asset payables	—	29	—	30
Employees’ entitlements	—	162	—	160
Taxes payable other than income tax	—	25	—	16
Contract liabilities	11	59	9	68
Other payables	17	7	18	9

Total Other	28	282	27	283

Total Trade payables and Other	28	1,120	27	968

Contract liabilities

	At June 30, 2019		At December 31, 2018
(in millions of Euros)	Non-current	Current	Non-current	Current
Deferred tooling revenue	5	—	—	—
Advance payment from customers	4	6	7	9
Unrecognized variable consideration (A)	2	52	2	57
Prepayment	—	1	—	2

Total Contract liabilities	11	59	9	68

(A)	Unrecognized variable consideration consists of expected volume rebates, discounts, incentives, refunds penalties and price concessions.

For the six months ended June 30, 2019, €25 million was recognized in Revenue that related to contract liabilities as of December 31, 2018. Revenue of €30 million generated in the six months ended June 30, 2019 was deferred.

NOTE 18 - BORROWINGS

18.1 Analysis by nature

								At December 31,
(in millions of Euros)	At June 30, 2019							2018
	Nominal			Nominal
	Value	Nominal	Effective	Value	(Arrangement	Accrued	Carrying	Carrying
	in Currency	rate	rate	In Euros	fees)	interests	value	value
Secured Pan-U.S. ABL (A)	$106	Floating	4.43%	93	—	—	93	—
(due 2022)
Secured Inventory Based Facility (B)	—	Floating	—	—	—	—	—	—
(due 2021)
Senior Unsecured Notes
Constellium SE	$400	5.75%	6.26%	352	(3)	2	351	348
(Issued May 2014, due 2024)
Constellium SE	€300	4.63%	5.16%	300	(2)	2	300	300
(Issued May 2014, due 2021)
Constellium SE	$650	6.63%	7.13%	571	(11)	13	573	568
(Issued February 2017, due 2025)
Constellium SE	$500	5.88%	6.26%	439	(7)	10	442	440
(Issued November 2017, due 2026)
Constellium SE	€400	4.25%	4.57%	400	(6)	6	400	399
(Issued November 2017, due 2026)
Unsecured Revolving Credit Facility (C)	—	Floating	—	—	—	—	—	—
(due 2021)
Lease liabilities	—	—	—	187	—	—	187	73
Other loans (D)	—	—	—	31	—	1	32	23

Total Borrowings	—	—	—	2,373	(29)	34	2,378	2,151

Of which non-current							2,216	2,094
Of which current							162	57

Constellium SE Senior Notes are guaranteed by certain subsidiaries.

(A)	On February 20, 2019, the Pan-U.S. ABL was amended to include Bowling Green and increased to $350 million. The credit facility was increased to $400 million on May 10, 2019.
(B)	On March 15, 2019, the secured Inventory Based Facility maturity was extended to 2021.
(C)	The Unsecured Revolving Credit Facility has a 7 million borrowing base and is provided by BPI France, a related party.
(D)	Other loans include €11 million of financial liabilities relating to sale and lease-backs of assets that were considered, in substance, as financing arrangements.

18.2 Movements in borrowings

(in millions of Euros)	Note	Period ended June 30, 2019	Year ended December 31, 2018
At December 31, prior period		2,151	2,127
IFRS 16 application	2	102	—

At January 1		2,253	2,127

Cash flows
Proceeds / (Repayments) from Revolving Credit Facilities and other loans		76	(68)
Payment of lease liabilities		(70)	(15)
Non-cash changes
Borrowings assumed through business combination	3	75	—
New leases and other loans	23	33	28
Movement in interests accrued		1	12
Deferred arrangement fees		2	2
Effects of changes in foreign exchange rates		8	65

At the end of the period		2,378	2,151

18.3 Currency concentration

The composition of the carrying amounts of total borrowings in Euro equivalents is denominated in the currencies shown below:

(in millions of Euros)	At June 30, 2019	At December 31, 2018
U.S. Dollar	1,541	1,408
Euro	811	726
Other currencies	26	17

Total borrowings	2,378	2,151

18.4 Covenants

The Group was in compliance with all applicable debt covenants at and for the six months ended June 30, 2019 and for the year ended December 31, 2018.

Constellium SE Senior Notes

The indentures for our outstanding Senior Notes contain customary terms and conditions, including amongst other things, limitations on incurring or guaranteeing additional indebtedness, on paying dividends, on making other restricted payments, on creating restrictions on dividends and other payments to us from certain of our subsidiaries, on incurring certain liens, on selling assets and subsidiary stock, and on merging.

Pan-U.S. ABL Facility

This facility contains a fixed charge coverage ratio covenant and EBITDA contribution ratio. Evaluation of compliance is only required if the excess availability falls below 10% of the aggregate revolving loan commitment. It also contains customary affirmative and negative covenants, but no maintenance covenants.

NOTE 19 - FINANCIAL INSTRUMENTS

19.1 Financial assets and liabilities by categories

		At June 30, 2019				At December 31, 2018
(in millions of Euros)	Notes	At amortized cost	At Fair Value through Profit and loss	At Fair Value through OCI	Total	At amortized cost	At Fair Value through Profit and loss	At Fair Value through OCI	Total
Cash and cash equivalents	12	213	—	—	213	164	—	—	164
Trade receivables	13	—	—	521	521	—	—	481	481
Other financial assets		—	26	—	26	74	30	—	104

Total financial assets		213	26	521	760	238	30	481	749

		At June 30, 2019				At December 31, 2018
(in millions of Euros)	Notes	At amortized cost	At Fair Value through Profit and loss	At Fair Value through OCI	Total	At amortized cost	At Fair Value through Profit and loss	At Fair Value through OCI	Total
Trade payables and fixed assets payables	17	867	—	—	867	715	—	—	715
Borrowings	18	2,378	—	—	2,378	2,151	—	—	2,151
Other financial liabilities		—	58	11	69	—	79	10	89

Total financial liabilities		3,245	58	11	3,314	2,866	79	10	2,955

The table below details Other financial assets and Other financial liabilities positions:

	At June 30, 2019			At December 31, 2018
(in millions of Euros)	Non-current	Current	Total	Non-current	Current	Total
Derivatives	7	19	26	7	23	30
Aluminium and premium future contracts	2	4	6	2	7	9
Energy future contracts	—	—	—	—	—	—
Other future contracts	—	—	—	—	—	—
Currency commercial contracts	5	12	17	3	12	15
Currency net debt derivatives	—	3	3	2	4	6
Loans(A)	—	—	—	67	2	69
Margin call	—	—	—	—	5	5

Other financial assets	7	19	26	74	30	104

Derivatives	25	44	69	29	60	89
Aluminium and premium future contracts	5	22	27	6	38	44
Energy future contracts	—	—	—	—	—	—
Other future contracts	3	3	6	5	3	8
Currency commercial contracts	10	14	24	7	12	19
Net investment hedge	—	—	—	—	4	4
Currency net debt derivatives	7	5	12	11	3	14

Other financial liabilities	25	44	69	29	60	89

(A) Corresponds to a loan facility to Constellium-UACJ ABS LLC at December 31, 2018

19.2 Fair values

All derivatives are presented at fair value in the Unaudited Interim Consolidated Statement of Financial Position.

The carrying value of the Group’s borrowings at maturity is the redemption value.

The fair value of Constellium SE Senior Notes issued in May 2014, February 2017 and November 2017 account for 102%, 104% and 103% respectively of the nominal value and amount to €664 million, €596 million and €866 million, respectively, at June 30, 2019. The fair value was classified as a Level 1 measurement under the fair value hierarchy provided by IFRS 13 – Fair Value Measurement.

The fair values of the other financial assets and liabilities approximate their carrying values, as a result of their liquidity or short maturity.

19.3 Valuation hierarchy

The following table provides an analysis of derivatives measured at fair value, grouped into levels based on the degree to which the fair value is observable:

•	Level 1 valuation is based on quoted prices (unadjusted) in active markets for identical financial instruments. It includes aluminium, copper and zinc futures that are traded on the LME.

•

Level 2 valuation is based on inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. prices) or indirectly (i.e. derived from prices). It includes foreign exchange derivatives.

•

Level 3 valuation is based on inputs for the asset or liability that are not based on observable market data (unobservable inputs). Trade receivables are classified as a Level 3 measurement under the fair value hierarchy.

	At June 30, 2019				At December 31, 2018
(in millions of Euros)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Other financial assets - derivatives	5	21	—	26	9	21	—	30
Other financial liabilities - derivatives	32	37	—	69	50	39	—	89

There was no material transfer of derivatives into or out of Level 1, Level 2 or Level 3 during the six months ended June 30, 2019 and the year ended December 31, 2018.

NOTE 20 - FINANCIAL RISK MANAGEMENT

The Group’s financial risk management strategy focuses on minimizing the cash flow impacts of volatility in foreign currency exchange rates, metal prices and interest rates, while maintaining the financial flexibility the Group requires in order to successfully execute the Group’s business strategies.

Due to Constellium’s capital structure and the nature of its operations, the Group is exposed to the following financial risks: (i) market risk (including foreign exchange risk, commodity price risk and interest rate risk); (ii) credit risk and (iii) liquidity and capital management risk.

20.1 Market risk

In 2016, the Group agreed with a major customer for the sale of fabricated metal products in U.S. Dollars to be supplied from a Euro functional currency entity. In line with its hedging policy, the Group entered into significant foreign exchange derivatives that match related highly probable future conversion sales by selling U.S. Dollars against Euros. The Group designated these derivatives for hedge accounting, with total nominal amount of $296 million as of June 30, 2019 ($369 million as of December 31, 2018) and maturities ranging from 2019 to 2022.

For hedges that do not qualify for hedge accounting, any mark-to-market movements are recognized in Other gains / (losses) – net.

The table below details the effect of foreign currency derivatives in the Unaudited Interim Income Statement and the Unaudited Interim Statement of Comprehensive Income / (Loss):

		Three months	Three months	Six months	Six months
		ended June 30,	ended June 30,	ended June 30,	ended June 30,
(In millions of Euros)	Notes	2019	2018	2019	2018
Derivatives that do not qualify for hedge accounting
Included in Other gains / (losses) – net
Realized gains / (losses) on foreign currency derivatives – net	7	2	(1)	4	(2)
Unrealized (losses) / gains on foreign currency derivatives – net (A)	7	(1)	5	1	4
Derivatives that qualify for hedge accounting
Included in Revenue
Realized (losses) / gains on foreign currency derivatives – net	7	(1)	2	(2)	4
Unrealized (losses) on foreign currency derivatives – net	7	—	(1)	—	(1)
Included in Other gains / (losses) – net
Realized losses on foreign currency derivatives – net	7	(1)	(2)	(1)	(1)
Unrealized gains / (losses) on foreign currency derivatives – net	7	—	—	—	—
Included in other comprehensive income / (loss)
Unrealized gains / (losses) on foreign currency derivatives – net		1	(22)	(7)	(11)
Gains / (Losses) reclassified from cash flow hedge reserve to Consolidated Income Statement		1	(1)	2	(3)

(A) Gains or losses on the hedging instruments are expected to offset losses or gains on the underlying hedged forecasted sales that will be reflected in future periods when these sales are recognized.

20.2 Translation exposures

Foreign exchange impacts related to the translation to Euro of net investments in foreign subsidiaries, and related revenues and expenses are not hedged as the Group operates in these various countries on permanent basis, except as described below.

In June 2018, the Group entered into forward contracts with nominal amount of CHF174 million to hedge the currency risk associated with the translation of the net assets of its Swiss operations into the Group’s presentation currency. The Group designated these derivatives as a net investment hedge. The realized loss of the net investment hedge is included in Currency translation differences within Other comprehensive income for €2.8 million.

20.3 Liquidity and capital risk management

The liquidity requirements of the overall Company are funded by drawing on available credit facilities, while the internal management of liquidity is optimized by means of cash pooling agreements and/or intercompany loans and deposits between the Company’s operating entities and central Treasury.

At June 30, 2019, the borrowing base for the Pan-U.S. ABL facility and the French inventory facility were $374 million and €78 million, respectively. After deduction of amounts drawn and letters of credit, the Group had €314 million of outstanding availability under these secured revolving credit facilities.

At June 30, 2019, liquidity was €588 million, comprised of €213 million of cash and cash equivalents and €375 million of available undrawn facilities, including the €314 million described above.

NOTE 21 - PENSIONS AND OTHER POST-EMPLOYMENT BENEFIT OBLIGATIONS

21.1 Actuarial assumptions

Pension and other post-employment benefit obligations were updated based on the discount rates applicable at June 30, 2019.

	At June 30,	At December 31,
	2019	2018
Switzerland	0.30%	0.80%
U.S.
Hourly pension	3.60% - 3.70%	4.40% - 4.45%
Salaried pension	3.70%	4.45%
OPEB	3.65% - 3.85%	4.40% - 4.55%
Other benefits	3.40% - 3.65%	4.25% - 4.40%
France
Retirements	0.85%	1.65%
Other benefits	0.65%	1.35%
Germany	0.90%	1.70%

21.2 Amounts recognized in the Unaudited Interim Consolidated Statement of Financial Position

	At June 30, 2019			At December 31, 2018
	Pension	Other		Pension	Other
(in millions of Euros)	Benefits	Benefits	Total	Benefits	Benefits	Total
Present value of funded obligation	745	—	745	674	—	674
Fair value of plan assets	(419)	—	(419)	(380)	—	(380)

Deficit of funded plans	326	—	326	294	—	294
Present value of unfunded obligation	131	215	346	115	201	316

Net liability arising from defined benefit obligation	457	215	672	409	201	610

21.3 Amounts recognized in the Unaudited Interim Consolidated Income Statement

	Three months ended June 30, 2019			Three months ended June 30, 2018
	Pension	Other		Pension	Other
(in millions of Euros)	Benefits	Benefits	Total	Benefits	Benefits	Total
Service cost
Current service cost	(5)	(1)	(6)	(3)	(2)	(5)
Net interest	(2)	(2)	(4)	(2)	(2)	(4)
Immediate recognition of gains / (losses) arising over the period	—	(2)	(2)	—	—	—
Administrative expenses	—	—	—	(1)	—	(1)

Total	(7)	(5)	(12)	(6)	(4)	(10)

	Six months ended June 30, 2019			Six months ended June 30, 2018
	Pension	Other		Pension	Other
(in millions of Euros)	Benefits	Benefits	Total	Benefits	Benefits	Total
Service cost
Current service cost	(9)	(3)	(12)	(8)	(3)	(11)
Net interest	(4)	(4)	(8)	(4)	(4)	(8)
Immediate recognition of gains / (losses) arising over the period	—	(2)	(2)	—	—	—
Administrative expenses	(1)	—	(1)	(1)	—	(1)

Total	(14)	(9)	(23)	(13)	(7)	(20)

21.4 Movement in net defined benefit obligations

	At June 30, 2019
	Defined benefit obligations
	Pension	Other		Plan	Net defined
(in millions of Euros)	benefits	benefits	Total	Assets	benefit liability
At January 1, 2019	789	201	990	(380)	610

Included in the Consolidated Income Statement
Current service cost	9	3	12	—	12
Interest cost / (income)	9	4	13	(5)	8
Immediate recognition of gains / (losses) arising over the period	—	2	2	—	2
Administration expenses	—	—	—	1	1

Included in the Statement of Comprehensive Income / (Loss)
Remeasurement due to:
- actual return less interest on plan assets	—	—	—	(32)	(32)
- changes in financial assumptions	77	16	93	—	93
- changes in demographic assumptions	—	—	—	—	—
- experience losses	—	(1)	(1)	—	(1)
Effects of changes in foreign exchange rates	6	1	7	(4)	3

Included in the Consolidated Statement of Cash Flows
Benefits paid	(16)	(11)	(27)	15	(12)
Contributions by the Group	—	—	—	(12)	(12)
Contributions by the plan participants	2	—	2	(2)	—

At June 30, 2019	876	215	1,091	(419)	672

21.5 OPEB amendments

In the third quarter of 2018, the Group announced a plan to transfer certain participants in the Constellium Rolled Products Ravenswood Retiree Medical and Life Insurance Plan (“the Plan”) from a company sponsored program to a third-party health network that provides similar benefits at a lower cost.

The United Steelworkers Local Union 5668 is contesting the changes to the Plan and filed a lawsuit against Constellium Rolled Products Ravenswood, LLC in a federal district court in West Virginia (the “Court”) seeking to enjoin the Plan changes and to compel arbitration. The Court issued an order in December 2018 enjoining the Company from implementing the changes to the Plan pending resolution in arbitration.

The Group believes it has a strong legal position and that it is probable that it will ultimately prevail and be able to implement the Plan changes.

21.6 Net defined benefit obligations by country

	At June 30, 2019			At December 31, 2018
	Defined benefit	Plan	Net defined	Defined benefit	Plan	Net defined
(in millions of Euros)	obligations	assets	benefit liability	obligations	assets	benefit liability
France	169	(3)	166	151	(3)	148
Germany	148	(1)	147	136	(1)	135
Switzerland	280	(194)	86	251	(178)	73
United States	493	(221)	272	451	(198)	253
Other countries	1	—	1	1	—	1

Total	1,091	(419)	672	990	(380)	610

NOTE 22 - PROVISIONS

		Close down and
		environmental	Restructuring	Legal claims and
(in millions of Euros)	Notes	remediation costs	costs	other costs	Total
At January 1, 2019		83	3	54	140
IFRIC 23 application	2	—	—	(20)	(20)
Allowance		—	—	1	1
Amounts used		—	—	(4)	(4)
Unused amounts reversed		—	—	(3)	(3)
Unwinding of discounts		3	—	—	3
Effects of changes in foreign exchange rates		—	—	—	—

At June 30, 2019		86	3	28	117

Current		5	2	15	22
Non-Current		81	1	13	95

Total Provisions		86	3	28	117

Legal claims and other costs

	At June 30,	At December 31,
(in millions of Euros)	2019	2018
Litigation (A)	19	45
Disease claims	4	4
Other	5	5

Total Provisions for legal claims and other costs	28	54

(A)	Decrease in provisions for litigation is mainly explained by the €20 million reclassification upon the adoption of IFRIC 23.

Contingencies

The Group is involved, and may become involved, in various lawsuits, claims and proceedings relating to customer claims, product liability, and other commercial matters. The Group records provisions for pending litigation matters when it determines that it is probable that an outflow of resources will be required to settle the obligation, and such amounts can be reasonably estimated. In some proceedings, the issues raised are or can be highly complex and subject to significant uncertainties and amounts claimed are and can be substantial. As a result, the probability of loss and an estimation of damages are and can be difficult to ascertain. In exceptional cases, when the Group considers that disclosures relating to provisions and contingencies may prejudice its position, disclosures are limited to the general nature of the dispute

The Group is currently subject to an arbitration by a customer claiming that Constellium supplied defective products as a result of which the customer alleges it has suffered significant damages. The Group considers that the claim is without merit on both technical and legal grounds and is vigorously defending the action. For this matter and in respect of others which the Group considers are without merit, while it is possible that an unfavorable outcome may result, after assessing the information available, the Group has concluded that it is not probable that a loss has been incurred.

NOTE 23 - NON-CASH INVESTING & FINANCING TRANSACTIONS

Property, plant and equipment acquired through leases or financed by third parties amounted to €33 million and €1 million for the six months ended June 30, 2019 and 2018. These leases and financings are excluded from the Unaudited Interim Statement of Cash Flow as they are non-cash transactions.

Fair values of vested Restricted Stock Units and Performance Stock Units amounted to €4 million and €3 million for the six months ended June 30, 2019 and June 30, 2018, respectively. They are excluded from the Unaudited Interim Statement of Cash flows as non-cash financing activities.

NOTE 24 - SHARE CAPITAL

At June 30, 2019, authorized share capital amounts to €8 million and is divided into 400,000,000 Class A ordinary shares, each with a nominal value of €0.02. All shares have the right to one vote.

		in millions of Euros
	Number of
	shares	Share capital	Share premium
At January 1, 2019	135,999,394	3	420
New shares issued (A)	817,627	—	—

At June 30, 2019	136,817,021	3	420

(A)	Constellium SE issued and granted Class A ordinary shares to certain employees related to share-based compensation plans.

NOTE 25 - SHARE-BASED COMPENSATION

Description of the plans

Performance-Based Restricted Stock Units (equity-settled)

In April 2019, the Company granted Restricted Stock Units (RSUs) and Performance Stock Units (PSUs) to selected employees. These units will vest after three years from the grant date if the following conditions are met:

•	A vesting condition under which the beneficiaries must be continuously employed by the Company through the end of the vesting period (3 years), and

•

In respect of the PSUs, a performance condition, depending on the Total Stockholder Return (TSR) performance of Constellium shares over the vesting period compared to the TSR of specified indices. PSUs will ultimately vest based on a vesting multiplier which ranges from 0 to 2.

The following table lists the inputs to the model used for the PSUs granted in April 2019:

Fair value at grant date (in Euros)	10.44
Share price at grant date (in Euros)	7.10
Dividend yield	—
Expected volatility	52%
Risk-free interest rate (U.S. government bond yield)	2.29%
Model used	Monte Carlo

The fair value of the RSUs awarded is the quoted market price of Constellium shares at grant date.

Expense recognized during the year

In accordance with IFRS 2, share-based compensation is recognized as an expense over the vesting period. The estimate of this expense is based upon the fair value of a Class A potential ordinary share at grant date. The total expense related to the potential ordinary shares amounted to €7 million and €6 million for the six months ended June 30, 2019 and June 30, 2018, respectively.

Movement of potential shares

The following table illustrates the number and movements in shares during the period:

	Performance	Restricted	Equity Awards	Total
	Based Shares	shares	Plan	Potential shares
At January 1, 2019	3,085,164	1,312,524	57,913	4,455,601

Granted (A)	1,028,342	899,926	46,370	1,974,638
Over-performance (B)	21,802	—	—	21,802
Vested	(807,665)	(6,000)	(42,559)	(856,224)
Forfeited (C)	(78,806)	(20,737)	—	(99,543)

At June 30, 2019	3,248,837	2,185,713	61,724	5,496,274

(A)	For PSUs, the number of potential shares granted is presented using a vesting multiplier of 100%.
(B)	When the achievement of TSR performance exceeds the vesting multiplier of 100%, the additional potential shares are presented as over-performance shares.
(C)	For potential shares related to PSUs, 78,806 were forfeited following the departure of certain beneficiaries and none were forfeited in relation to the non-fulfilment of performance conditions.

NOTE 26 - SUBSEQUENT EVENTS

On July 9, 2019, Constellium SE called for redemption €100 million of the €300 million outstanding aggregate principal amount of the 4.625% Senior Notes due 2021. The redemption price for the Notes is 100% of the aggregate principal amount of the Notes redeemed, plus accrued and unpaid interest, if any, to the redemption date. The Company expects the redemption date for the Notes being redeemed to occur on August 8, 2019.